FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1   Name and Address of Company:

JED Oil Inc. (“JED”)

P.O. Box 1420, 1601 - 15th Ave.

Didsbury, AB  T0M 0W0

ITEM 2   Date of Material Change:

March 18, 19 and 20, 2008

ITEM 3   News Release:

Press releases were issued on each of  March 19, 20 and 21, 2008 via Business Wire (including CNN Matthews).

ITEM 4   Summary of Material Change:

JED announced it received three extensions of the redemption date for the repayment of its 10% Senior Subordinated Redeemable Notes from March 18, 2008 to March 19, 2008; from March 19, 2008 to March 20, 2008 and from March 20, 2008 to March 24, 2008.

ITEM 5   Full Description of Material Change:

JED has received extensions of the redemption date of its $40.24 million principal amount of 10% Senior Subordinated Redeemable Notes (“Notes”) from March 18, 2008 to March 19, 2008; from March 19, 2008 to March 20, 2008 and from March 20, 2008 to March 24, 2008.  As previously announced, JED is arranging financing to redeem the Notes, but the financing has not closed as previously expected.  During the extensions, the Notes will accrue interest at the rate of two percent (2%) per month, plus JED will pay the Noteholders’ a fee equal to one percent (1%) of the outstanding principal amount of the notes in consideration for the new extensions.

ITEM 6   Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

Not applicable.

ITEM 7   Omitted Information:

Not applicable.

ITEM 8   Executive Officer:

Marcia Johnston, V.P., Legal & Corporate Affairs
(403) 335-2105

ITEM 9   Date of Report:

Dated at Didsbury, Alberta on March 21, 2008.